Lenco Mobile Inc.

2025 First Avenue, Suite 320

Seattle, Washington 98121

December 21, 2012

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lenco Mobile Inc. Form 10-K for the fiscal year ended December 31, 2011 Filed June 22, 2012 Form 8-K/A, dated December 23, 2011 File No. 000-53830

Dear Mr. Spirgel:

We have received your letter dated December 14, 2012 containing comments related to our Form 10-K for the fiscal year ended December 31, 2011 (our “Form 10-K”) and to our Form 8-K/A dated December 23, 2011 (our "Form 8-K/A"). We appreciate your review and comment and are committed to providing you with the information you have requested on a timely basis.

We note that the letter provides us with ten business days to respond by amending our filings, providing the requested information or advising you when we will provide the requested response. We have forwarded your comments to our independent public accounting firm and to outside counsel and are moving forward with preparing our response. Inasmuch as we are approaching the holiday period when many of our advisors will not be available and in order to provide us with time to prepare our response, we propose to provide our response by no later than January 14, 2013.

We look forward to working with you and your staff on the comments that you have provided. Please let us know if there is any issue with the proposed response date.

If you have any questions, you may contact me at (206) 419-1975.

Sincerely,

By:	/s/ Chris Dukelow
Chris Dukelow
Chief Financial Officer